UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.   )

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8x8, Inc.

(Name of Registrant as Specified In Its Charter)

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8X8, INC.

NOTICE OF THE 2013 ANNUAL MEETING OF STOCKHOLDERS

JULY 25, 2013

Dear Stockholder:

The 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting") of 8x8, Inc., a Delaware corporation (the "Company"), will be held Thursday, July 25, 2013, at 10:00 a.m., local time, at the corporate offices of the Company at 2125 O'Nel Drive, San Jose, California 95131, for the following purposes:

1. To elect five directors to hold office until the 2014 Annual Meeting of Stockholders and until their respective successors have been elected and qualified. The nominees are Bryan R. Martin, Guy L. Hecker, Jr., Mansour Salame, Eric Salzman, and Vikram Verma;

2. To ratify the appointment of Moss Adams LLP as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2014; and

3. To transact such other business as may properly come before the 2013 Annual Meeting or any adjournment of the 2013 Annual Meeting.

These items of business are more fully described in the proxy statement accompanying this notice. Only stockholders of record at the close of business on June 12, 2013, are entitled to notice of and to vote at the 2013 Annual Meeting or at any adjournment or postponement thereof.

All stockholders are cordially invited to attend the 2013 Annual Meeting in person. However, to ensure your representation at the 2013 Annual Meeting, you are urged to vote as promptly as possible. Any stockholder of record attending the 2013 Annual Meeting may vote in person even if he or she has previously returned a proxy. For ten days prior to the 2013 Annual Meeting, a complete list of stockholders entitled to vote at the 2013 Annual Meeting will be available for examination by any stockholder for any purpose relating to this 2013 Annual Meeting, during ordinary business hours at the Company's corporate headquarters located at 2125 O'Nel Drive, San Jose, California 95131.

By Order of the Board of Directors



Bryan R. Martin
Chairman and Chief Executive Officer

San Jose, California
July 1, 2013

8X8, INC.

2125 O'Nel Drive
San Jose, California 95131

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The accompanying proxy is solicited by the Board of Directors (the "Board") of 8x8, Inc. (referred to throughout this proxy statement as "8x8," the "Company," "we," "us," and "our"), a Delaware corporation, for use at the 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting") to be held July 25, 2013, at 10:00 a.m., local time, or at any adjournment thereof. The 2013 Annual Meeting will be held at our principal executive offices at 2125 O'Nel Drive, San Jose, California 95131. Our telephone number is (408) 727-1885.

This proxy statement, the accompanying proxy card and our Annual Report on Form 10-K for the year ended March 31, 2013 ("Annual Report") are being mailed on or about July 8, 2013 to all stockholders of our common stock as of the record date of June 12, 2013 (the "Record Date"). On the Record Date, we had 72,744,960 shares of common stock issued and outstanding held in street name or by registered stockholders.

Furthermore, stockholders who wish to view our Annual Report, as filed with the Securities and Exchange Commission, or the SEC, including our audited financial statements, will find it available on the Investor Relations section of our web site at http://www.8x8.com. To request a printed copy of our proxy and Annual Report, which we will provide to you free of charge, either: write to 8x8's Investor Relations Department at 8x8, Inc., 2125 O'Nel Drive, San Jose, CA 95131; call us at (866) 587-8516; or email us at 2013@8x8.com.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE 2013 ANNUAL MEETING

Q: What information is contained in this proxy statement?

A: The information in this proxy statement relates to the proposals to be voted on at the 2013 Annual Meeting, the voting process, our corporate governance, the compensation of our directors and most highly paid executive officers in fiscal 2013, and certain other required information.

Q: What shares can I vote?

A: Each share of 8x8 common stock issued and outstanding as of the Record Date is entitled to vote on all proposals presented at the 2013 Annual Meeting. You may vote all shares owned by you as of the Record Date, including (1) shares held directly in your name as the *stockholder of record* and (2) shares held for you as the *beneficial owner in street name.*

Q: How many votes am I entitled to per share?

A: Each holder of shares of common stock is entitled to one vote for each share of common stock held as of the Record Date.

Q: Can I attend the 2013 Annual Meeting?

A: You are entitled to attend the 2013 Annual Meeting only if you were an 8x8 stockholder or joint holder as of the Record Date, or if you hold a valid proxy for the 2013 Annual Meeting. You should be prepared to present government-issued photo identification (such as a driver's license or passport) for admittance. If you are not a stockholder of record but hold shares in street name through a broker, trustee or nominee, you should be prepared to provide proof of beneficial ownership as of the Record Date, such as your most recent account statement prior to June 12, 2013, a copy of the voting instruction card provided by your bank, broker, trustee or nominee, or other similar evidence of ownership.

The meeting will begin promptly at 10:00 a.m., local time. Check-in will begin at 9:30 a.m. local time, and you should allow ample time for the check-in procedures.

Q: How can I vote my shares in person at the 2013 Annual Meeting?

A: Shares held in your name as the stockholder of record may be voted by you in person at the 2013 Annual Meeting. Shares held beneficially in street name may be voted by you in person at the 2013 Annual Meeting only if you obtain a valid proxy, or "legal proxy," from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the 2013 Annual Meeting, we recommend that you also submit your voting instructions prior to the meeting to ensure your vote will be counted if you later decide not to attend the meeting.

Q: How can I vote my shares without attending the 2013 Annual Meeting?

A: If you hold shares directly as the stockholder of record, you may direct how your shares are voted without attending the 2013 Annual Meeting in accordance with the instructions included in the proxy statement and proxy. Our Chief Executive Officer and our Chief Financial Officer have been designated by the Board to be the proxy holders for the 2013 Annual Meeting. They will cast votes for Proposal Nos. One and Two at the meeting in accordance with the direction provided in the proxy.

Q: Can I change my vote?

A: Your proxy is revocable and you may change your vote at any time prior to the vote at the 2013 Annual Meeting. If you are the stockholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method), by providing a written notice of revocation to 8x8, Inc., Attn: Secretary, 2125 O'Nel Drive, San Jose, CA 95131, prior to your shares being voted, or by attending the 2013 Annual Meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee following the instructions they provided or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q: How many shares must be present or represented to conduct business at the 2013 Annual Meeting?

A: The quorum requirement for holding and transacting business at the 2013 Annual Meeting is that holders of a majority of the voting power of the issued and outstanding common stock of 8x8 must be present in person or represented by proxy. Both abstentions and broker non-votes are counted for the purpose of determining the presence of a quorum.

Q: What is the voting requirement to approve each of the proposals?

A: The voting requirements for the proposals that we will consider at the Annual Meeting are:

- *Proposal No. 1—Election of Directors.* Directors are elected by a plurality, and the five directors who receive the most votes will be elected to our Board. Shares represented by properly completed and timely submitted proxies will be voted "FOR" the election of all nominees listed in the Notice of the Annual Meeting, unless authority to do so is specifically withheld. If any nominee declines to serve or becomes unavailable for any reason, or if a vacancy occurs before the election (although we know of no reason to anticipate that this will occur), the proxies may be voted for such substitute nominees as the board may designate.

- *Proposal No. 2—Ratification of Appointment of Moss Adams LLP as Independent Registered Public Accounting Firm.* An affirmative vote of the holders of a majority of the shares present or represented by proxy and entitled to vote on this proposal at the Annual Meeting is necessary for approval of this proposal.

Q: What happens if additional matters are presented at the 2013 Annual Meeting?

A: Other than the items of business described in this proxy statement, we are not aware of any additional business to be acted upon at the 2013 Annual Meeting. If you grant a proxy, the named proxy holders, Bryan Martin and Dan Weirich, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If, for any reason, any of our nominees is not available as a candidate for director, the named proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

Q: How will votes be counted at the 2013 Annual Meeting?

A: An automated system administered by Broadridge Financial Solutions, Inc. ("Broadridge") will tabulate stockholder votes by proxy instructions submitted by beneficial owners over the Internet, by telephone, or by proxy cards mailed to Broadridge. Our transfer agent, Computershare Investor Services, will tabulate stockholder votes submitted by proxies submitted by stockholders of record other than beneficial owners. The inspector of the election will tabulate votes cast in person at the 2013 Annual Meeting.

Q: How are "broker non-votes" and abstentions treated?

A: Brokers holding shares in street name for customers have discretionary authority to vote on some matters when they have not received instructions from the beneficial owners of shares. Under the Delaware General Corporation Law, an abstaining vote and a broker "non-vote" are counted as present and are, therefore, included for purposes of determining whether a quorum of shares is present at the Annual Meeting. A broker "non-vote" occurs when a broker or other nominee holding shares for a beneficial owner signs and returns a proxy with respect to shares of common stock held in a fiduciary capacity (typically referred to as being held in "street name") but does not vote on a particular matter due to a lack of discretionary voting power and instructions from the beneficial owner. Under listing rules governing voting with respect to shares held in street name, brokers have the discretion to vote such shares on routine matters but not on non-routine matters. At the Annual Meeting, the uncontested election of nominees for the Board is a non-routine matter under these rules. Brokers that do not receive instructions from the beneficial owners of the shares are entitled to vote only on Proposal No. 2 (the ratification of appointment of Moss Adams LLP as our independent registered public accounting firm for the fiscal 2014 audit).

Broker non-votes are considered present but not entitled to vote at the meeting. They will not affect the outcome of the vote on the proposals for the election of director and the ratification of the appointment of Moss Adams LLP because broker non-votes are excluded from the tabulation of votes cast on each proposal. Abstentions are counted as present and entitled to vote for purposes of establishing a quorum. An abstention will have no effect on the election of directors under Proposals No. 1. However, an abstention will have the same effect as a vote "against" the ratification of the appointment by the Audit Committee of Moss Adams LLP as our independent registered public accounting firm for the fiscal 2014 audit under Proposal No. 2.

Q: Who will serve as inspector of elections?

A: The inspector of elections will be a representative from the Company.

Q: What should I do if I receive more than one set of voting materials?

A: You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate proxy card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please vote using each control number and proxy card that you receive.

Q: Who will bear the cost of soliciting votes for the 2013 Annual Meeting?

A: The Company is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. If you choose to access the proxy materials or vote over the Internet, you are responsible for any Internet access charges you may incur. If you choose to vote by telephone, you are responsible for any telephone charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities.

PROPOSAL NO. ONE:

ELECTION OF DIRECTORS

Nominees

The Board currently consists of five directors, all of whom have been nominated for re-election at the 2013 Annual Meeting and have agreed to serve if elected.

Proxies cannot be voted for a greater number of persons than the number of nominees named. Each of the directors elected at the 2013 Annual Meeting will hold office until the 2014 Annual Meeting of Stockholders or until his successor has been duly elected and qualified. Unless otherwise instructed, the proxy holders will vote the proxies received by them for each of our five nominees named below, all of whom are directors currently serving on the Board. In the event that any of our nominees becomes unable or declines to serve as a director at the time of the 2013 Annual Meeting, the proxy holders will vote the proxies for any substitute nominee who is designated by the current Board to fill the vacancy. It is not expected that any nominee listed below will be unable or will decline to serve as a director. The names of the nominees and certain information about each of them are set forth below.

Name	Age	Principal Occupation	Director Since
Bryan R. Martin (5)	45	Chairman of the Board and Chief Executive Officer 8x8, Inc.	2001
Guy L. Hecker, Jr. (1)(2)(3)(4)	81	Retired Major General, USAF	1997
Mansour Salame (3)(4)(5)	42	Managing Member, Truemetrics LLC	2012
Eric Salzman (1)(3)(4)(5)	46	Managing Member, SarniHaan Capital Partners LLC	2012
Vikram Verma (1)(3)	48	President of Strategic Venture Development, Lockheed Martin	2012

(1) Member of the audit committee
(2) Lead director
(3) Member of the compensation committee
(4) Member of the nominating committee
(5) Member of the strategy committee

Except as indicated below, each nominee or incumbent director has been engaged in the principal occupation set forth above during the past five years. There are no family relationships between any of our directors or executive officers. There are also no arrangements or understandings between any director, nominee or executive officer and any other person pursuant to which he or she has been or will be selected as a director and/or executive officer.

Bryan R. Martin has served as Chairman of the Board since December 2003. Mr. Martin has served as Chief Executive Officer and as a director since February 2002. From March 2007 to November 2008, and again from April 2011 to December 2011, he served as President of the Company. From February 2001 to February 2002, he served as President and Chief Operating Officer and a director of the Company. He served as Senior Vice President, Engineering Operations from July 2000 to February 2001 and as the Company's Chief Technical Officer from August 1995 to August 2000. He also served as a director from January 1998 to July 1999. In addition, Mr. Martin served in various technical roles for the Company from April 1990 to August 1995. He received a B.S. and a M.S. in Electrical Engineering from Stanford University. We believe Mr. Martin's qualifications to serve as a director include his tenure as our Chief Executive Officer and as a member of our Board, his more than 22 years of service to us with extensive experience in the development and sale of communications technologies and services and the 44 United States patents that he holds in the fields of semiconductors, computer architecture, video processing algorithms, videophones and communications.

Major General Guy L. Hecker, Jr. has served as a director since August 1997 and lead director since January 2010. He was the founder of Stafford, Burke and Hecker, Inc., a consulting firm based in Alexandria, Virginia, and served as its President from 1982 to 2008. Prior to his retirement from the United States Air Force in 1982, Major General Hecker's duties included serving as Director of the Air Force Office of Legislative Liaison and an appointment in the Office of the Deputy Chief of Staff, Research, Development and Acquisition for the Air Force. Earlier, he served as a pilot and commander in both fighter and bomber aircraft units, including command of a bomber wing and an air division. During his Air Force career, Major General Hecker was awarded a number of military decorations, including the Air Force Distinguished Service Medal, the Silver Star, the Legion of Merit (awarded twice) and the Distinguished Flying Cross. He currently serves on the board of directors of NavCom Defense Electronics and The Citadel Foundation. Major General Hecker received a B.A. from The Citadel, an M.A.

in International Relations from George Washington University, an honorary Ph.D. in military science from The Citadel and completed the management development program at Harvard Business School. We believe that Major General Hecker's qualifications to serve on the Board include his extensive business and investing experience, including the founding of a successful business at Stafford, Burke and Hecker after retiring from the Air Force and his involvement in venture capital investing including being an initial investor in Micron Computer, a subsidiary of Micron Technology, Inc., prior to its initial public offering and a director and principal shareholder of NavCom Defense Electronics since its founding in 1984.

Mansour Salame has served as a director since January 2012. He was the founder of Contactual, Inc., a cloud-based contact center provider the Company acquired in September 2011. Since 2003, Mr. Salame served as either the Chairman or Chief Executive Officer of Contactual, Inc. Prior to Contactual, Inc., Mr. Salame founded NextAge Technologies which was acquired by Alcatel in 1998 and worked at Genesys Telecommunications Laboratories, Inc. and as a consultant at Anderson Consulting (now Accenture). Mr. Salame has a Masters of Science degree in electrical engineering from Stanford University and a Bachelor of Science degree in electrical engineering from Northwestern University. We believe Mr. Salame's qualifications to serve as a director include his successful track record of founding and selling two companies in the contact center space, a market in which we actively participate, as well as his expertise in technology and his background as a consultant.

Eric Salzman has served as a director since February 2012. From August 2011 to present, Mr. Salzman has been the Managing Member of SarniHaan Capital Partners LLC. Prior to SarniHaan Capital Partners LLC, Mr. Salzman spent several years at Lehman Brothers Holdings, Inc. including as Managing Director in the Private Equity and Principal Investing Group as well as Managing Director in the Global Trading Strategies Division. Mr. Salzman has a B.A. Honors from the University of Michigan and a MBA from Harvard University. We believe Mr. Salzman's qualifications to serve as a director include his 20 years of experience working in the financial services industry, his investment experience in the telecommunications industry and his past experience working in private equity.

Vikram Verma has served as a director since January 2012. From 2008 to present, Mr. Verma has been the President of Strategic Venture Development at Lockheed Martin. Prior to 2008, Mr. Verma was Chief Executive Officer of Savi Technology, Inc., a leader in RFID-based tracking and security solutions and a pioneer in managed service offerings for government and commercial logistic applications, which was acquired by Lockheed Martin in 2006. Mr. Verma holds a B.S degree from the Florida Institute of Technology, a M.S.E degree from University of Michigan and a graduate degree in electrical engineering from Stanford University. He has also attended executive management programs at the Harvard Business School, Stanford Graduate School of Business and the University of California at Berkeley Haas School of Business. He has been granted eight patents and has won numerous other accolades including being named one of 40 "Technology Pioneers" by the World Economic Forum in Davos, Switzerland. We believe Mr. Verma's qualifications to serve as a director include his experience leading Savi Technology, Inc. through its rapid growth and eventual sale to Lockheed Martin and his expertise in new venture development.

Vote Required and Recommendation

The five nominees receiving the highest number of affirmative votes of the shares entitled to vote on this matter shall be elected as directors.

The Board unanimously recommends that the stockholders vote "FOR" the election of the nominees set forth above.

PROPOSAL NO. TWO:

RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTANTS

The audit committee of the Board is directly responsible for the appointment of our independent registered public accounting firm. The audit committee has appointed Moss Adams LLP, Independent Registered Accounting Firm, to audit our financial statements for the fiscal year ending March 31, 2014. The Board proposes that the stockholders ratify this appointment. The audit committee understands the need for Moss Adams LLP to maintain objectivity and independence in its audits of our financial statements.

The audit committee retained Moss Adams LLP to audit our consolidated financial statements for fiscal 2013 and the audit committee retained Moss Adams LLP to provide other auditing and non-auditing services in fiscal 2013. The audit committee has reviewed all non-audit services provided by Moss Adams LLP and has concluded that the provision of such services was compatible with maintaining Moss Adams LLP's independence in the conduct of its auditing functions.

To help ensure the independence of the independent registered public accounting firm, the audit committee has adopted a policy for the pre-approval of all audit and non-audit services to be performed for us by our independent registered public accounting firm. The audit committee may delegate to one or more of its members the authority to grant the required approvals, provided that any exercise of such authority is presented to the full audit committee at its next regularly scheduled meeting.

The following table sets forth the aggregate fees billed to us by Moss Adams LLP for the fiscal years ended March 31, 2013 and 2012:

Service Categories	Fiscal 2013	Fiscal 2012
Audit fees (1)	$371,000	$406,000
Audit-related fees (2)	$11,500	-
Tax fees	-	-
Total	$382,500	$406,000

(1) Audit Fees consist of fees for professional services provided in connection with the audit of our financial statements, audit of our internal control over financial reporting, review of the quarterly financial statements and audit services provided in connection with other regulatory or statutory filings.

(2) Audit-related fees consist of fees for professional services provided in conjunction with the audit of our employee benefit plan.

Vote Required and Recommendation

The ratification of the selection of Moss Adams LLP as our independent registered public accounting firm for fiscal 2013 will require the affirmative vote of holders of a majority of the shares entitled to vote on this matter. Votes withheld will be counted for purposes of determining the presence or absence of a quorum, but are not counted as affirmative votes. In the event that stockholders fail to ratify the appointment, the audit committee may reconsider its selection. Even if the selection is ratified, the audit committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the audit committee determines that such a change would be in our best interests.

Representatives of Moss Adams LLP are expected to be present at the annual meeting, will have the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

The Board unanimously recommends that the stockholders vote "FOR" the proposal to ratify our audit committee's appointment of Moss Adams LLP to serve as our independent registered public accounting firm for the fiscal year ending March 31, 2014.

CORPORATE GOVERNANCE

Information Regarding the Board and its Committees

The Board held a total of 15 meetings during fiscal 2013. The non-employee members of the Board also met four times in regularly scheduled executive sessions without management present. Every director attended all of the meetings of the Board and committees of the Board during the time and upon which such directors served during fiscal 2013. The Board acted one time by written consent during fiscal 2013. In fiscal 2013, the board formed a strategy committee. In April 2013, the board increased the number of members of the compensation committee from three to four and added Mr. Salzman.

The Board has an audit committee, a compensation committee, a nominating committee and a strategy committee. The Board has adopted charters for each of these committees that are available on our website under "Corporate Governance" which can be found at http://investors.8x8.com.

Director Independence

The Board has determined that the following directors are "independent" as defined under Marketplace Rule 5605(a)(2) of the listing rules of the NASDAQ Stock Market ("NASDAQ"): Major General Hecker, Mr. Salame, Mr. Salzman and Mr. Verma. For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationship with us that would impair his or her independence. The Board has established guidelines to assist it in determining director independence, which conform to the independence requirements in the NASDAQ listing rules. The Board has concluded that there are no business relationships that are material or that would interfere with the exercise of independent judgment by any of the independent directors in their service on the Board or its committees. Each of the Board's audit, compensation and nominating committees is comprised solely of independent directors in accordance with the NASDAQ listing rules.

Audit Committee

The audit committee oversees our corporate accounting and financial reporting process and performs several functions in the performance of this role. Among other responsibilities as set forth in our audit committee charter, the audit committee evaluates the performance of and assesses the qualifications of the independent auditors; determines and approves the engagement of the independent auditors; determines whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors; reviews and approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on our audit engagement team as required by law; confers with management and the independent auditors regarding the effectiveness of internal controls over financial reporting; and discusses with management and the independent auditors the results of the annual audit and the results of the reviews of our quarterly financial statements. The audit committee also is responsible for reviewing and approving all business transactions between us and any director, officer, affiliate or related party, including transactions required to be reported in our proxy statement, of which there have been none since the end of fiscal year 2012.

The current members of the audit committee are Major General Hecker (Chairman), Mr. Salzman and Mr. Verma. The Board has determined that each of these directors meets the requirements for membership to the audit committee, including the independence requirements of the SEC and the NASDAQ listing standards under Marketplace Rule 5605(c)(2). The Board has identified Major General Hecker as the member of the audit committee who is an "audit committee financial expert" as defined under Item 407(d)(5)(ii) of Regulation S-K under the Securities Act of 1933 and the Securities Exchange Act of 1934 (the "Exchange Act"), but that status does not impose on him duties, liabilities or obligations that are greater than the duties, liabilities or obligations otherwise imposed on him as a member of our audit committee or our Board. The audit committee held five meetings during fiscal 2013. The audit committee held four executive sessions during fiscal 2013 and did not act by written consent during fiscal 2013.

Compensation Committee

The compensation committee recommends the compensation of the Chief Executive Officer to the Board for its approval and reviews the Chief Executive Officer's recommendations to the Board concerning the compensation of our other officers and directors and the administration of our stock-based award and employee stock purchase plans. The compensation committee held three meetings during fiscal 2013. The compensation committee currently consists of Mr. Verma (Chairman), Major General Hecker, Mr. Salame and Mr. Salzman, who are independent directors as currently defined in the NASDAQ listing rules. The compensation committee did not act by written consent during fiscal 2013.

Nominating Committee

The nominating committee is responsible for identifying, reviewing and evaluating candidates to serve as directors of the Company, consistent with criteria approved by the Board, reviewing and evaluating incumbent directors, recommending to the Board candidates for election to the Board, making recommendations to the Board regarding the membership of the committees of the Board, and assessing the performance of management and the Board. Pursuant to the charter of the nominating committee, all members of the nominating committee must be qualified to serve under the NASDAQ listing rules and any other applicable law, rule regulation and other additional requirements that the Board deems appropriate. The nominating committee currently consists of Major General Hecker (Chairman), Mr. Salame and Mr. Salzman. The nominating committee held one meeting during fiscal 2013 and has recommended all current directors for nomination to be elected as directors at the 2013 Annual Meeting.

Strategy Committee

In fiscal 2013, the strategy committee was formed and currently consists of Mr. Salame (Chairman), Mr. Salzman, and Mr. Martin. The strategy committee is responsible for reviewing strategic plans prepared by management; review and assess management's process in implementing the strategic plans; review and provide guidance to the management and Board with respect to acquisition, strategic transaction and divestiture opportunities; assist management and the Board with identification of acquisition, strategic transaction and divestiture opportunities; and oversee management and the Board's due diligence process with respect to proposed acquisitions, strategic transactions and divestitures. The strategy committee held seven meetings during fiscal 2013.

Combined Chairman/CEO and Lead Director

We believe that the current size of the Board is suited to the relatively small size of our current operations. Given the current size of the Board, we operate with a combined Chairman and Chief Executive Officer position. The Board also believes it is important that we have a single point of focused leadership to interact with our stockholders, customers, partners and employees, and the combined position achieves this result.

In January 2010, the Board created the position of lead director and appointed Major General Hecker to be the lead director. The lead director is responsible for (i) establishing the agenda for the executive sessions held by non-management directors of the Board and acting as chair of those sessions, (ii) polling the other non-management directors for agenda items both for regular board meetings and executive sessions of the non-management directors and (iii) working with the Chairman of the Board and Chief Executive Officer on the agenda for regular Board meetings. The Board believes that this structure of a combined Chairman and Chief Executive Officer with the lead director reconciling the viewpoints and discussions amongst the outside directors is the most effective Board leadership structure for the Company.

Consideration of Director Nominees

Stockholder Nominations and Recommendations. It is the policy of the nominating committee to consider both recommendations and nominations for candidates to the Board from stockholders. To recommend a prospective candidate for consideration by the nominating committee, a stockholder must hold at least $2,000 in market value or one percent of the outstanding voting securities of our common stock for at least one year prior to the date of submission of the recommendation. Stockholder recommendations for candidates to the Board must be directed in writing to our Secretary at the address of our principal executive offices at 2125 O'Nel Drive, San Jose, California 95131, and must include the candidate's name, age, business address and residence address, the candidate's principal occupation or employment, the class and number of shares of our stock which are beneficially owned by such candidate, a description of all arrangements or understandings between the stockholder making such recommendation and each candidate and any other person or persons (naming such person or persons) pursuant to which the recommendations are to be made by the stockholder, detailed biographical data and qualifications of the candidate and information regarding any relationships between the candidate and us within the last three years, and any other information relating to such recommended candidate that is required to be disclosed in solicitations of proxies for elections of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act. A stockholder's recommendation to the Secretary must also set forth the name and address, as they appear on our books, of the stockholder making such recommendation, the class and number of our shares which are beneficially owned by the stockholder and the date such shares were acquired by the stockholder, any material interest of the stockholder in such recommendation, any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Exchange Act, in his capacity as a proponent to a stockholder proposal, and a statement from the recommending stockholder in support of the candidate, references for the candidate, and the candidate's written consent indicating his or her willingness to serve, if elected.

When submitting candidates for nomination to be elected at our annual meeting of stockholders, stockholders must follow the notice procedures and provide the information required by our bylaws. You may contact us at 8x8, Inc., Attn: Secretary, 2125 O'Nel Drive, San Jose, CA 95131, for a copy of the relevant bylaw provisions regarding the requirements for submitting stockholder proposals and nominating director candidates.

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We have never considered nor rejected nominations by 5% or more stockholders.

Director Qualifications. Members of the Board should have the highest professional and personal ethics and values, and conduct themselves consistent with our Code of Business Conduct and Ethics. While the nominating committee has not established specific minimum qualifications for director candidates, the nominating committee believes that candidates and nominees must reflect a Board that is comprised of directors who:

- are predominantly independent;
- have strong integrity;
- have qualifications that will increase overall Board effectiveness; and
- meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members.

Upon completion of its review and evaluation, our nominating committee made its recommendation to the Board regarding the candidates. After considering our nominating committee's recommendations, our Board determined and approved the existing candidates.

Identifying and Evaluating Director Nominees. Although candidates for nomination to the Board typically are suggested by existing directors or by our executive officers, candidates may come to the attention of the Board through professional search firms, stockholders or other persons. The nominating committee will review the qualifications of any candidates who have been properly brought to the nominating committee's attention. Such review may, in the nominating committee's discretion, include a review solely of information provided to the nominating committee or may also include discussions with persons familiar with the candidate, an interview with the candidate or other actions that the nominating committee deems proper. The nominating committee will consider the suitability of each candidate, including the current members of the Board, in light of the current size and composition of the Board. In evaluating the qualifications of the candidates, the nominating committee may consider many factors, including issues of character, judgment, independence, age, expertise, diversity of experience, length of service, other commitments and the like. The nominating committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not.

Members of the Board are strongly encouraged, but not required, to attend each annual meeting of stockholders. Two of our Board members attended the annual meeting of stockholders in July 2012.

Compensation Committee Interlocks and Insider Participation

The compensation committee of the Board currently consists of Mr. Verma (Chairman), Major General Hecker, Mr. Salame and Mr. Salzman. None of these individuals is currently an officer or employee of ours or was an officer or employee of ours at any time during fiscal 2013. Mr. Salame served as an executive of Contactual, Inc., which we acquired in fiscal 2012, during fiscal 2012 prior to the closing of the acquisition. His employment with Contactual terminated prior to the closing, and he has never been employed by us.

None of our executive officers or directors served as a member of the Board or compensation committee of any entity that had one or more executive officers serving as a member of the Board or our compensation committee at any time during fiscal 2013.

Code of Business Conduct and Ethics

We are committed to maintaining the highest standards of business conduct and ethics. Our Code of Business Conduct and Ethics (the "Code of Ethics") reflects the values and the business practices and principles of behavior that support this commitment. The Code of Ethics is available on our website under "Corporate Governance " which can be found at http://investors.8x8.com. We will post any amendment to, or a waiver from, a provision of the Code of Ethics that are required to be disclosed by the rules of the SEC or NASDAQ, on our website at http://investors.8x8.com.

Board's Role in the Oversight of Risk

As a relatively small operating company, the entire Board is involved in our risk management practices. The Board as a whole is consulted on any matters which might result in material financial changes, investments or strategic direction of the Company. The Board oversees these risks through its interaction with senior management which occurs at formal Board meetings, committee meetings, and through other periodic written and oral communications. Additionally, the Board has delegated some of its risk oversight activities to its committees. For example, the compensation committee oversees the risks associated with compensation for our named executive officers and directors, including whether any of our compensation policies has the potential to encourage excessive risk-taking. The audit committee oversees compliance with our Code of Ethics, our financial reporting process and our systems of internal controls and reviews with management our major financial risk exposures and the steps taken to control such exposures.

Stockholder Communications with the Board

The Board has implemented a process by which stockholders may send written communications directly to the attention of the Board or any individual Board member, which is explained on our website at http://investors.8x8.com under the "Investor FAQs" section.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Fiscal 2013 Director Compensation Table

The following Director Compensation Table sets forth summary information concerning the compensation paid to our non-employee directors in fiscal 2013 for their services as directors.

Name (1)(2)	Fees Earned or Paid in Cash	Stock Awards (3)	Total
Guy L. Hecker, Jr.	$123,000	$195,541	$318,541
Mansour Salame (4)	$70,000	$195,541	$265,541
Eric Salzman	$78,000	--	$78,000
Vikram Verma	$77,000	$195,541	$272,541

(1) Includes only those columns relating to compensation awarded to, earned by, or paid to directors for their services in fiscal 2013. All other columns have been omitted.

(2) As of March 31, 2013, each of our non-employee directors held outstanding stock options to purchase the following number of shares of our common stock: Major General Hecker, 525,000; Mr. Salame, 75,000; Mr. Salzman, 75,000 and Mr. Verma, 75,000. As of March 31, 2013, each of our non-employee directors held the following amount of outstanding unvested stock awards: Major General Hecker, 72,870; Mr. Salame, 33,312; Mr. Salzman, 0 and Mr. Verma, 33,312.

(3) On August 21, 2012, Major General Hecker, Mr. Salame and Mr. Verma received a grant of a stock award in the form of stock purchase rights representing the right to receive 33,312 shares of common stock vesting at the rate of 25% annually. The amounts reported reflect the aggregate grant date fair value of stock awards computed in accordance with FASB ASC Topic 718 based on the closing market price of our common stock on the date of the grant. For a more detailed discussion on the valuation model and assumptions used to calculate the fair value of our stock awards, refer to note 5 to the consolidated financial statements contained in our 2013 Annual Report on Form 10-K for our fiscal year ended March 31, 2013.

(4) Mr. Salame was appointed as a director of the Company on January 2, 2012. Mr. Salame's severance agreement with Contactual, Inc. provided coverage by Contactual, Inc. for 12 months of COBRA medical coverage. Between April 1, 2012 and September 15, 2012, we paid $9,024 related to this severance agreement.

We use a combination of cash and equity-based compensation to attract and retain qualified candidates to serve on our Board. In setting director compensation, we consider the significant amount of time that our directors expend in fulfilling their duties as well as the skill-level required by us of members of our Board.

Upon a change-in-control, as defined in our 2006 Stock Plan, unvested stock options and stock purchase rights then held by directors will accelerate to become fully vested as of the date of such change-in-control. For this purpose, a change-in-control generally means (1) the liquidation or dissolution of the Company; or (2) the sale of stock by stockholders representing more than 50% of our voting stock, a sale of all or substantially all of our assets, or a merger or consolidation after which the stockholders immediately before such transaction do not retain more than 50% of the outstanding voting stock.

Cash Compensation Paid to Non-Employee Directors

Directors who are also employees do not receive any additional cash compensation for serving as members of our Board.

We paid non-employee directors a cash fee for attendance at Board meetings and reimbursed them for certain expenses in connection with attendance at Board meetings. Non-employee directors receive fees of $2,000 for each telephonic Board and committee meeting and $5,000 for attendance at in-person Board and committee meetings. The Chairman of the audit committee is also paid an annual stipend of $10,000. The lead director is paid a quarterly stipend of $10,000. A director may elect to defer payment of all or a portion of the annual stipend and meeting fees payable to him to postpone taxation on such amounts.

In addition, upon termination of service as a director of the Company or upon a change-in-control of the Company, each of the non-employee directors and their immediate families will be eligible for medical insurance coverage for life, subject to the director reimbursing the cost of such coverage to us. However, if an individual commences coverage under another plan, coverage under our medical insurance will be discontinued.

Equity-Based Grants to Non-Employee Directors

In fiscal year 2013, upon a non-employee director's re-election to our Board, the non-employee director received a grant of a stock award for 33,312 shares of our common stock that vests annually in equal increments over a period of four years. Equity awards are not made upon re-election to our Board in cases where a non-employee director's initial term is shorter than six months, and he or she receives an initial award upon joining the Board.

TRANSACTIONS WITH RELATED PERSONS AND CERTAIN CONTROL PERSONS

We believe during fiscal 2013 there were no transactions, or series of similar transactions, to which we were or are to be a party in which the amount involved exceeded $120,000, and in which any of our directors or executive officers, any holders of more than 5% of our common stock, any members of any such person's immediate family, had or will have a direct or indirect material interest, other than compensation described in the sections titled "Compensation of Non-employee Directors" and "Executive Compensation" above.

It is our policy to require that all transactions between us and any related person, as defined above, must be approved by a majority of our Board, including a majority of independent directors who are disinterested in the transactions to be approved.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors and persons who beneficially own more than ten percent of our common stock (collectively, "Reporting Persons") to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Reporting Persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of such reports received or written representations from certain Reporting Persons during the fiscal year ended March 31, 2013, we believe that all Reporting Persons complied with all applicable reporting requirements.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee oversees our financial reporting process on behalf of the Board. Management is responsible for our internal controls, financial reporting process and compliance with laws, regulations and ethical business standards. Our independent registered public accounting firm is responsible for performing an integrated audit of our consolidated financial statements and of our internal control over financial reporting in accordance with standards of the public company accounting oversight board (United States), and to issue opinions thereon. The audit committee's responsibility is to monitor and oversee these processes. In this capacity, the audit committee provides advice, counsel, and direction to management and the auditors on the basis of the information it receives, discussions with management and the auditors, and the experience of the audit committee's members in business, financial and accounting matters.

The audit committee reviewed and discussed our fiscal 2013 audited consolidated financial statements with our management and Moss Adams LLP, our independent registered public accounting firm for fiscal 2013. The audit committee discussed with such auditors matters required to be discussed by the Statement of Auditing Standards No. 61, as amended (Codification of Statements of on Auditing Standards, AU section 380), as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T.

The audit committee received written disclosures and a letter from the independent auditors pursuant to the applicable requirements of the PCAOB regarding the independent auditor's communications with the audit committee concerning independence, and the audit committee discussed with the auditors their independence.

Based upon the audit committee's discussions with management and the auditors and the audit committee's review of the representations of management and the report of the auditors to the audit committee, the audit committee recommended to the Board, and the Board approved, the inclusion of our audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013.

THE AUDIT COMMITTEE
Guy L. Hecker, Jr., *Chairman*
Eric Salzman
Vikram Verma

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis explains our compensation philosophy, policies, practices, and decisions with respect to our principal executive officer (our "Chief Executive Officer"), principal financial officer, and the three other most highly compensated members of our executive management team, who are collectively referred to as the named executive officers, or "NEOs."

Summary

- Fiscal year 2013 was a successful year for us and the execution of our business strategy. As we continue to develop our cloud-based services and increase our focus on small and mid-market business customers, our revenue and bottom line continue to improve. Some highlights are:

  o Total revenue was $107.6 million, a 25% increase from revenue of $85.8 million for fiscal 2012.

  o Revenue from business customers was $104.0 million, a 32% increase from revenue of $79.0 million in fiscal 2012.

  o GAAP net income was $13.9 million, or $0.19 per diluted share, compared with $69.2 million, or $0.99 per share, for fiscal 2012 (which included a one-time non-cash income tax benefit of $62.1 million associated with the release of a deferred tax asset valuation allowance in the fourth fiscal quarter).

  o Gross margin as a percentage of sales in fiscal 2013 was 68%, compared with 67% for fiscal 2012.

  o Net cash provided by operating activities grew to $31.8 million, compared with $9.2 million in fiscal 2012.

  o Cash, cash equivalents and investments increased $27.9 million in fiscal 2013.

- In January 2012, three new directors were appointed to our Board and all of them have joined our compensation committee. With our rapidly evolving business strategy, the newly constituted compensation committee determined it would be appropriate to closely review our executive compensation program to ensure its competitiveness and alignment with our business strategy. To do this, the compensation committee took the following actions for fiscal year 2013:

  o Retained Compensia, a nationally recognized independent compensation consulting firm to advise our compensation committee;

  o With Compensia's assistance, reviewed and revised the peer group to better conform to market and best practice; and

  o Reviewed an independent assessment of the market competitiveness of the executive compensation program done by Compensia; and

- o Modified the executive bonus program to align it more closely with our business strategy, place greater emphasis on achievement of specific performance targets and objectives, and make it more representative of current market practice among companies similar to ours.

- In connection with this review, and in support of our compensation objectives, the compensation committee made the following determinations with respect to fiscal year 2013 executive compensation:

  - o Base salaries were unchanged from fiscal year 2012.

  - o Our executive team ceased participating in our profit sharing plan and the Executive Incentive Plan, established in fiscal 2012, was terminated.

  - o For 2013, the Board established a Management Incentive Plan, or MIP, described below, to provide an annual cash incentive for executives.

  - o Equity awards were granted at levels that considered our performance as well as market pay levels among comparable companies.

  - o Equity awards were delivered in the form of time-vesting stock options, providing a long term link between realizable value and company performance.

- Our stockholders overwhelmingly approved our executive compensation program in fiscal 2011, with 98% of the votes cast in favor of the proposal and also voted in favor of conducting the say-on-pay vote every three years. Accordingly, our next say-on-pay vote will be at our 2014 Annual Shareholder Meeting.

The Objectives of our Executive Compensation Program

Our executive compensation program is designed to achieve the following objectives:

- Develop, attract, motivate and retain top talent and to focus our executive management team on key business goals that enhance stockholder value;
- Ensure executive compensation is aligned with our corporate strategies and business objectives;
- Provide meaningful equity ownership by our executive officers to align executives' incentives with the creation of stockholder value;
- Ensure fairness among the executive management team by recognizing the contributions each executive makes to our success, as well as the salary history and prior experience of each executive; and
- Provide an incentive for long-term continued employment with us.

To achieve these objectives, the compensation committee evaluates our executive compensation program with the goal of setting compensation at levels the committee believes are competitive with those of other companies that compete with us for executive talent and are aligned with our current corporate and business objectives. We provide a portion of our executive compensation in the form of stock-based awards that vest over time, which helps retain our executives and align their interests with those of our stockholders by allowing them to participate in the longer term success as reflected in stock price appreciation.

The components of fiscal year 2013 compensation that we provided to our executive management team to meet these objectives are as follows:

- Salary: This element provides competitive base compensation;
- MIP: These elements provide a competitive performance incentive to develop and maximize a sustainable business model that will increase our financial strength and value;
- Equity awards: This element provides long term performance incentives, competitive compensation, retention incentives and alignment with stockholder interests; and
- Life Insurance, health, retirement, stock purchase and other employee benefit plans: These elements provide competitive benefits and retention incentives.

Our compensation committee reviews the compensation program periodically, including each of the above elements, to determine whether they provide appropriate incentives and motivation to our executive management team and whether they adequately compensate our executive officers relative to comparable officers in other companies with which we compete for executive talent.

Response to the 2011 Say-on-Pay Vote

We conducted our first advisory vote on executive compensation at our 2011 Annual Meeting of Stockholders. Our next advisory say-on-pay vote is expected to occur at our 2014 annual meeting of stockholders, as an overwhelming majority of the shares entitled to vote on the matter at our 2011 Annual Meeting preferred our recommended frequency of say-on-pay votes of once every three years.

At our 2011 Annual Meeting of Stockholders, 98% of the votes cast on the advisory vote on executive compensation supported our named executive officers' compensation as disclosed in the proxy statement. While the 2011 vote was not binding on the Board or us, we believe that it is important for our stockholders to have an opportunity to express their views regarding our executive compensation philosophy, program and practices as disclosed in our proxy statement on a regular basis. The Board and our compensation committee value stockholders' opinions and, to the extent there is any significant vote against the compensation of our named executive officers, we will consider their concerns and the compensation committee will evaluate whether any actions are necessary to address those concerns.

Our compensation committee has noted the widespread support from our stockholders. Although none of our compensation committee's subsequent actions or decisions with respect to the compensation of our executive officers were directly attributable to the results of the vote, our compensation committee took the vote outcome into consideration in the course of its deliberations. Our compensation committee believes that stockholder feedback and concerns on executive compensation matters should be considered as part of its deliberations and intends to consider the results of future advisory votes in its compensation review process.

Determination of Competitive Compensation

The members of our executive management team are appointed by our Board. Our compensation committee is responsible for establishing and administering our policies and practices governing the compensation for our executive management team. Our compensation committee holds its meetings both with and without the presence of members of our executive management team. The compensation committee also discusses compensation issues with our Chief Executive Officer between its formal meetings. Our Chief Executive Officer also submits compensation recommendations to our compensation committee, and the entire Board ratifies the actions of the compensation committee.

To attract and retain executives with the ability and the experience necessary to lead us and to deliver strong performance to our stockholders, we provide total compensation opportunities for executives that are intended to be competitive with market practice.

In connection with our review of executive compensation for fiscal year 2013, as mentioned above, the compensation committee, with the assistance of Compensia, revised the peer group with the goal of aligning it to market and best practice and generating competitive data that will be more relevant to our compensation decision-making process. For fiscal year 2013, the peer group was selected on the basis of companies within the same or similar industries that were generally within a revenue range of 0.5x to 2.0x of our last four quarters revenue at the time of the review and a market capitalization range of 3.0x to 0.33x of our market capitalization at the time of the review. The peer group for fiscal 2013 consists of the following companies:

Actuate	Guidance Software	ORBCOMM
Boingo Wireless	inContact	Procera Networks
CalAmp	Keynote Systems	Shoretel
Callidus Software	LivePerson	Support.com
Carbonite	LogMeIn	Telular
eGain Communications	Monotype Imaging Holdings	Vocus
Ellie Mae		

The compensation committee also reviewed survey data provided by Radford Surveys and Consulting, a business unit of Aon Hewitt Consulting, Inc. ("Radford"), from public and private technology companies with comparable revenues to us headquartered in Northern California. Radford is not a compensation consultant to the Company nor to the compensation committee.

Other than as described above, we did not retain Compensia to perform any other services during fiscal 2013. The compensation committee has considered whether the work of Compensia as a compensation consultant has raised any conflict of interest, taking into account the following factors: (i) the amount of fees from us paid to such consulting firm as a percentage of the firm's total revenue; (ii) the provision of other services to us by such consulting firm; (iii) such consulting firm's policies and procedures that are designed to prevent conflicts of interest; (iv) any business or personal relationship of the individual compensation advisors with any member of the compensation committee; (v) any business or personal relationship of such consulting firm or the individual compensation advisors employed by the firm with any of our executive officers; and (vi) any of our stock owned by the individual compensation advisors employed by the firm. Based on the above factors, our compensation committee has concluded that the work of Compensia and the individual compensation advisors employed by Compensia as compensation consultants to us has not created any conflict of interest. Going forward, the compensation committee intends to assess the independence of any of our compensation advisors consistent with applicable NASDAQ listing standards.

Overview of Fiscal 2013 NEO Compensation

We believe that the total compensation paid to our NEOs for the fiscal year ended March 31, 2013 achieved the overall objectives of our executive compensation program. Compensation for each executive was determined by taking into consideration individual and company performance as well as market data provided by Compensia.

The assessment provided by Compensia indicated that our cash compensation was generally competitive with market practice, and as a result the compensation committee determined to leave base salaries unchanged from the prior fiscal year. The competitive assessment also indicated that our long term incentive awards, which had previously been delivered in the form of restricted stock, fell below the median, and, in several cases, below the 25th percentile, of the peer group data. Consequently, the compensation committee chose to increase the value of equity awards delivered to executives relative to the fiscal 2012 awards, and to deliver equity in the form of stock options in order to maintain a strong link between pay and long term shareholder returns.

Taken together, the compensation committee's compensation decisions for fiscal year 2013 were intended to balance our executive compensation objectives by delivering competitive levels of fixed compensation and strong incentives to deliver exceptional performance through the variable elements of pay, comprised of the MIP and equity awards. Going forward, the compensation committee will continue to review the individual elements of pay, described in more detail below, with a view to preserving this balanced approach.

Salary

Base salaries are provided as compensation for day-to-day responsibilities and services to us. Base salaries are reviewed annually as part of our formal compensation review process. None of our NEOs received an increase in salary in fiscal 2013, because the compensation committee determined that their base salaries were within the ranges of the peer group data.

Management Incentive Plan

On June 22, 2012, our Board adopted the MIP. The participants under the plan for each fiscal year are selected by the compensation committee, which is the plan administrator. Generally, all NEOs and other executives are participants in the plan, and are not eligible for our employee profit sharing plan or other similar plans. The compensation committee may identify other key employees and contributors to participate in the plan for each fiscal year. On June 22, 2012, the Board also terminated the Executive Incentive Plan, which was replaced by the MIP.

The purpose of the MIP is to promote our success by providing financial incentives to eligible employees who achieve individual company goals. The performance goals under the MIP are designed to focus participants on profitable revenue growth and product quality, and to complete individual objectives that support our overall business strategy. Target incentive amounts for participants are determined by competitive market information using peer group and survey data relevant to the job the individual is performing for us, the job function of the individual and the individual's expected contributions to us for the fiscal year. The target amounts may be a specified cash amount or a percentage of base pay. In general, the compensation committee will set the target awards and objectives at the beginning of the fiscal year. The target bonuses, as a percentage of base salary, under this plan for our NEOs for fiscal year 2013 were as follows: Mr. Martin, 100%; Mr. Weirich, 60%; Mr. Niederman, 60%; Mr. Rees, 40%; and Ms. Severin, 30%.

For fiscal year 2013, performance objectives were set by the compensation committee, after taking into account suggestions from our Chief Executive Officer and Chief Financial Officer and Compensia, our independent compensation consultants. Fiscal year 2013 payouts under the MIP were earned based on our adjusted non-GAAP net income, organic recurring business service revenue (RBSR), and achievement of individually assigned performance objectives (MBOs), with an adjusted non-GAAP net income margin target as a hurdle that must be achieved in order to pay the full bonus earned based on the performance goals. Each quarter, 10% of the total target incentive for each executive could be earned, such that a total of 40% of the target incentive was tied to quarterly results. The remaining 60% of each executive's target annual incentive was tied to full fiscal year results.

For fiscal year 2013, adjusted non-GAAP net income was equal to net income for GAAP plus loss on investment, non-cash tax adjustments, stock-based compensation, amortization of acquired intangible assets, acquisition-related costs, facility exit costs, gain on patent sale and other extraordinary or non-recurring, non-representative items determined by the compensation committee, including profit and/or loss associated with acquisitions, mergers and/or business combinations.

MIP payments for fiscal year 2013 included a provision that no bonuses would be payable unless the adjusted non-GAAP Net Income margin for the period was at least 10% of revenue.

If non-GAAP net income margin exceeded 10%, for each quarter of the fiscal year as well as for the full fiscal year, the company performance factor based on non-GAAP net income and RBSR results would be computed. The contributions of each performances factor were additive, as illustrated in the table below.

Performance Attainment	Non-GAAP Net Income Factor	RBSR Factor	Company Performance Factor
Threshold	20%	30%	50%
Target	40%	60%	100%
Stretch	40%	120%	160%
Maximum	40%	180%	220%

For fiscal year 2013, the quarterly bonus payable to the executive was equal to the target bonus applicable for each quarter – which was 10% of each executive's annual award opportunity – multiplied by the company performance factor for that quarter, as determined by actual financial results. The bonus opportunity for each quarter was subject to a maximum payment equal to 220% of target.

The annual bonus payable to the executive was equal to the target bonus payable based on full year results – equal to 60% of each executive's annual award opportunity – multiplied by the company performance factor for the full fiscal year, as determined by actual financial results. In addition, the annual performance bonus amount was subject to further adjustment based on the executive's attainment of individually tailored MBOs. The degree of achievement of MBOs generated an MBO factor for each executive ranging from 0% to 115%. The annual bonus was adjusted by the product of the company performance factor for the full fiscal year and the individual MBO factor for the executive, such that the maximum amount that could be earned by each executive with respect to the annual performance portion of the MIP bonus was equal to 253% of the individual's target amount for this portion of the bonus.

Under the MIP, MBOs are tied to performance objectives that are established annually for each NEO (and other participant in the MIP) and are related to the participant's area of responsibility, although by their nature some MBOs (e.g., new customer and revenue targets) are shared by more than one executive. All MBOs are subject to compensation committee review and approval, and typically require achievement of specific goals tied to, for example, sales targets, customer retention, and operational improvements. Based on individual performance in 2013, the final MBO factors for the named executives were as follows: Mr. Martin, 60%; Mr. Weirich, 80%; Mr. Niederman, 60%; Mr. Rees, 100%; and Ms. Severin, 60%.

Together, the maximum potential payout for each NEO under the MIP for fiscal year 2013 was 240% of the total target annual incentive, where a maximum of 220% of the quarterly target applied to quarterly payments (representing 40% of the total target incentive) and a maximum of 253% of the annual target applied to the full fiscal year payment (representing 60% of the total target incentive).

The MIP for fiscal year 2013 also provided that if payment of the full bonus accrual amounts to all participants based on target achievements would reduce the adjusted Non-GAAP net income margin to less than 10% of revenue for the period, then the available bonus pool for such period would be reduced to achieve the minimum Non-GAAP net income margin, and individual bonus payments would be adjusted pro rata.

The non-GAAP Net Income and RBSR targets for the fiscal year 2013 MIP and the fiscal year 2013 company performance factor for each quarter and for the full fiscal year based on our actual performance are presented in the following table [$ in millions]:

	Q1	Q2	Q3	Q4	FY 2013
Non-GAAP Net Income ($MM)	$3.48	$3.18	$3.71	$4.05	$14.42
RBSR ($MM)	$22.05	$23.19	$24.49	$25.91	$95.64
Actual Company Performance Factor	102.7%	115.9%	101.6%	74.5%	104.6%

Taking into account the foregoing, the earned 2013 MIP payments for the NEOs were as follows: Mr. Martin, $212,077; Mr. Weirich, $139,882; Mr. Niederman, $108,738; Mr. Rees, $96,084; and Ms. Severin, $54,369. All payments under the MIP were made in cash.

Stock Options

In August 2012, the Board recommended and approved grants of stock options to the NEOs based on the level of the individual's responsibility and individual contributions to us. The Board approves all grants of stock awards. The Board usually makes annual grants to NEOs in the first or second fiscal quarter in connection with our annual performance reviews and initially upon hiring such officers.

The number of shares under stock options granted to each NEO was determined by reviewing historical grants and the contribution to our performance in the prior fiscal year. Stock options to purchase our common stock were granted to Mr. Martin (200,000 shares), Mr. Weirich (125,000 shares), Mr. Niederman (125,000 shares), Mr. Rees (65,000 shares) and Ms. Severin (25,000 shares) based on the significant increase in revenue and non-GAAP net income generated in fiscal year 2013 compared with fiscal year 2012. These were the only equity compensation awards to our NEOs in fiscal year 2013.

All stock options awarded to NEOs in fiscal year 2013 were granted with exercise prices equal to the grant date closing price of our stock on the Nasdaq Capital or Global Select Market. Options have a 10 year term, and 1/48th of the total number of shares vest on the last day of each full month until all options have vested.

At the present time, we do not have stock ownership guidelines; however, we believe equity compensation is important to align the executives' interests with those of our stockholders and that our executives will tend to hold onto some of their vested stock options to benefit from further stock price appreciation.

Other Benefits

We offer additional benefits designed to be competitive with overall market practices and to attract, retain and motivate the talent needed by us to achieve our strategic and financial goals. All United States salaried employees, including officers, are eligible to participate in our Section 401(k) plan, health care coverage, life insurance, disability, paid time-off and paid holidays. In addition, we provide employees, including our executive officers, with the opportunity to purchase discounted shares of common stock under the 1996 Employee Stock Purchase Plan (the "Purchase Plan"), which is intended to be a qualified plan under Section 423 of the Internal Revenue Code. We do not have a formal policy relating to perquisites, and do not currently provide any personal benefit perquisites to our executives.

Certain NEOs are entitled to receive payments and benefits if we are acquired as described below under "Potential Payments Upon Termination or Change in Control." These arrangements are intended to ensure that management is incentivized to remain until the completion of a transaction regardless of whether they will continue employment following the transaction, and that management will act in the best interests of the shareholders when evaluating a transaction without being unduly influenced by the effect of the transaction on their individual situations.

Tax Deductibility of Compensation

Our compensation committee has reviewed the impact of tax and accounting treatment on the various components of our executive compensation program. We believe that achieving the compensation objectives discussed above is more important than the benefit of tax deductibility and our executive compensation programs may, from time to time, limit the tax deductibility of certain components of compensation. Nevertheless, when not inconsistent with these objectives, we endeavor to award compensation that will be deductible for income tax purposes. Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to publicly-held companies for compensation paid to "covered" executive officers, to the extent that compensation paid to such an officer exceeds $1 million during the taxable year. None of the compensation paid to our covered executive officers for the year ended March 31, 2013 that would be taken into account under Section 162(m) exceeded the $1 million limitation for fiscal 2013.

Risk Assessment

The compensation committee has reviewed our compensation programs in order to ensure that the motivational elements of pay are aligned with long term value creation, taking into consideration prudent risk management. We do not believe any of our compensation policies and practices create any risks that are reasonably likely to have a material adverse effect on us. In making this determination, the committee has considered the mix of fixed and variable compensation, our use of equity compensation, the time horizon of performance measurement in incentive opportunities, and the ability of the committee and management to rely on judgment in determining compensation and assessing performance outcomes.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement. Based on this review and discussion, the compensation committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and in our Annual Report on Form 10-K for the fiscal year ended March 31, 2013.

THE COMPENSATION COMMITTEE
Vikram Verma, *Chairman*
Guy Hecker
Mansour Salame
Eric Salzman

FISCAL 2013 SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary	Bonus (1)	Stock Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation (4)	All Other Compensation	Total
Bryan R. Martin	2013	$275,000	--	--	$702,560	$212,077	$2,550	$1,192,187
Chairman, Chief Executive	2012	$275,000	$25,000	$96,272	--	$100,372	$2,250	$ 498,894
Officer and President	2011	$275,000	--	$45,637	--	$60,919	$2,100	$ 383,656
Dan Weirich	2013	$260,000	--	--	$439,100	$139,882	$2,092	$841,074
Chief Financial Officer	2012	$260,000	$20,000	$96,272	--	$107,217	$2,071	$485,560
	2011	$260,000	--	$45,637	--	$60,503	$2,007	$368,147
Kim Niederman (5)	2013	$235,000	--	--	$439,100	$108,738	$5,103	$787,941
President	2012	$235,000	$10,000	--	$154,320	$117,844	$4,826	$521,990
	2011	$ 37,510	--	$544,000	$575,963	--	$554	$1,158,027
Huw Rees	2013	$235,000	--	--	$228,332	$96,084	$2,852	$562,268
Vice President, Business	2012	$235,000	--	$96,272	--	$107,219	$2,804	$441,295
Development	2011	$235,000	--	$45,637	--	$59,810	$2,357	$342,804
Debbie Jo Severin	2013	$235,000	--	--	$87,820	$54,369	$2,852	$380,041
Chief Marketing Officer	2012	$235,000	--	$96,272	--	$90,745	$2,804	$424,821
	2011	$235,000	--	$45,637	--	$59,810	$2,659	$343,106

(1) The following NEOs received spot bonuses in fiscal 2012: Mr. Martin, $25,000; Mr. Weirich, $20,000; and Mr. Niederman, $10,000. Mr. Martin and Mr. Weirich received spot bonuses for their work in completing the Contactual, Inc. acquisition. Mr. Niederman received a spot bonus for his work in his initial three months of employment with the Company. All three of these bonuses were based on individual performance.

(2) The amounts reported reflect the aggregate grant date fair value of stock awards computed in accordance with ASC FASB 718 Topic based on the closing price of our common stock on the date of the grant. For a more detailed discussion of the assumptions used to calculate the fair value of our stock awards, refer to note 5 to the consolidated financial statements contained in our 2013 Annual Report on Form 10-K for our fiscal year ended March 31, 2013.

(3) The amounts reported reflect the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718. The fair value of each option grant is estimated based on its fair market value on the date of grant using the Black-Scholes option-pricing model. For a more detailed discussion of the valuation model and assumptions used to calculate the fair value of our options, refer to note 5 to the consolidated financial statements contained in our 2013 Annual Report on Form 10-K for our fiscal year ended March 31, 2013.

(4) Compensation earned based on the NEO's participation in the MIP in fiscal 2013, the 1995 Profit Sharing Plan and the Executive Incentive Plan in fiscal 2012, and the 1995 Profit Sharing Plan in fiscal 2011.

(5) Mr. Niederman joined us on February 3, 2011 at an annual base salary of $235,000. The fiscal 2011 salary reported for him reflects payments from February 3, 2011 to March 31, 2011.

FISCAL 2013 GRANTS OF PLAN-BASED AWARDS TABLE

The following table sets forth certain information regarding plan-based awards granted to the NEOs during the fiscal year ended March 31, 2013.

Name	Grant Date	Number of Shares of Stock	Number of Securities Underlying Options (2)	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards (1)
Bryan R. Martin	8/21/12	--	200,000	$5.87	$702,560
Dan Weirich	8/21/12	--	125,000	$5.87	$439,100
Kim Niederman	8/21/12	--	125,000	$5.87	$439,100
Huw Rees	8/21/12	--	65,000	$5.87	$228,332

Debbie Jo Severin	8/21/12	--	25,000	$5.87	$87,820

(1) The amount reported for the stock options granted during fiscal 2013 represents their aggregate grant date fair value computed in accordance with FASB ASC Topic 718 based on the closing market price of our common stock on the date of grant. The fair value of each option grant is estimated based on its fair market value on the date of grant using the Black-Scholes option-pricing model. See note 5 to our consolidated financial statements reported in our Annual Report on Form 10-K for our fiscal year ended March 31, 2013 for details used to determine the fair value of the stock-based compensation awards.

(2) Such stock option has a 10-year term. 1/48th of the total number of shares vest on the last day of each full month until all options have vested.

FISCAL 2013 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table sets forth certain information concerning outstanding equity awards held by the NEOs at March 31, 2013.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)(3)	Option Exercise Price	Option Expiration Date	Number of Shares of Stock That Have Not Vested (3)	Market Value of Shares of Stock That Have Not Vested ($)(4)
Bryan Martin	125,000	--	$1.72	9/17/2013	--	--
	100,000	--	$3.35	11/22/2014	--	--
	100,000	--	$1.79	8/23/2015	--	--
	100,000	--	$1.27	10/24/2016	--	--
	100,000	--	$1.26	8/28/2017	--	--
	100,000	--	$0.87	9/30/2018	--	--
	--	--	--	--	2,776 (5)	$ 19,016
	--	--	--	--	12,492 (6)	$ 85,570
	--	--	--	--	18,738 (7)	$128,355
	29,165	170,835 (12)	$5.87	8/21/2022	--	--
Dan Weirich	50,000	--	$2.81	3/23/2014	--	--
	100,000	--	$1.59	4/18/2016	--	--
	200,000	--	$1.07	6/20/2016	--	--
	100,000	--	$1.26	8/28/2017	--	--
	50,000	--	$0.87	9/30/2018	--	--
	250,000	--	$0.63	11/6/2018	--	--
	--	--	--	--	2,776 (5)	$ 19,016
	--	--	--	--	12,492 (6)	$ 85,570
	--	--	--	--	18,378 (7)	$128,355
	18,227	106,773 (12)	$5.87	8/21/2022	--	--
Kim Niederman	195,312	179,688 (9)	$2.72	2/3/2021	--	--
	--	--	--	--	75,000 (10)	$513,750
	18,750	56,250 (11)	$3.17	1/2/2022	--	--
	18,228	106,772 (12)	$5.87	8/21/2022	--	--
Huw Rees	125,000	--	$1.72	9/17/2013	--	--
	50,000	--	$3.35	11/22/2014	--	--
	100,000	--	$1.72	10/25/2015	--	--
	100,000	--	$1.48	5/23/2016	--	--
	100,000	--	$1.26	8/28/2017	--	--
	50,000	--	$0.87	9/30/2018	--	--
	--	--	--	--	1,388 (5)	$ 9,508
	--	--	--	--	12,492 (6)	$ 85,570
	--	--	--	--	18,738 (7)	$128,355
	9,479	55,521 (12)	$5.87	8/21/2022	--	--

Debbie Jo Severin	--	--	--	--	12,492 (6)	$ 85,570
	--	--	--	--	18,738 (7)	$128,355
	3,645	21,355 (12)	$5.87	8/21/2022	--	--

(1) Each outstanding stock option has a 10 year term.

(2) Reserved.

(3) The vesting of any unvested shares is subject to the recipient's continuous employment.

(4) The market value of unvested stock awards is calculated by multiplying the number of unvested stock awards held by the applicable NEOs by the closing market price of our common stock on the NASDAQ Global Select Market ("Nasdaq GSM") on March 28, 2013.

(5) Subject to continuous employment of the recipient, 1/48th of the total number of shares vest monthly on the last day of each full month after the vesting commencement date thereafter until all of the stock awards have vested. Stock awards granted on July 28, 2009.

(6) Subject to continuous employment of the recipient, 1/16th of the total number of shares vest quarterly on the last day of each three full months after the vesting commencement date thereafter until all of the stock awards have vested. Stock awards granted on August 31, 2010.

(7) Subject to continuous employment of the recipient, 1/16th of the total number of shares vest quarterly on the last day of each three full months after the vesting commencement date thereafter until all of the stock awards have vested. Stock awards granted on April 19, 2011.

(8) Reserved.

(9) Stock options granted February 3, 2011. Subject to continuous employment of the recipient, 1/4th of the total number of shares vest on February 3, 2012, and 1/36th of the remaining shares vest on the last day of each full month thereafter until all stock options have vested.

(10) Subject to continuous employment of the recipient, 1/4th of the total number of shares vest on February 3, 2012, and 1/8th of the remaining shares vest on the last day of each of the following three full months thereafter until all of the stock awards have vested. Stock awards granted on February 3, 2011.

(11) Stock options granted January 2, 2012. Subject to continuous employment of the recipient, 1/4th of the total number of shares vest on January 2, 2013, and 1/36th of the remaining shares vest on the last day of each full month thereafter until all stock options have vested.

(12) Stock options granted August 21, 2012. Subject to continuous employment of the recipient, 1/48th of the total number of shares vest on the last day of each full month until all stock options have vested.

FISCAL 2013 OPTION EXERCISES AND STOCK VESTED TABLE

The following table presents, for each of the NEOs, the number of shares of common stock acquired upon the exercise of stock options and the vesting of stock awards during the fiscal year ended March 31, 2013, and the aggregate value realized upon the exercise or vesting of such awards.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Bryan Martin	--	$--	24,984	$143,235
Dan Weirich	25,000	$101,432	24,984	$143,235
Kim Niederman	--	$--	75,000	$436,594
Huw Rees	2,000	$ 8,988	20,820	$119,066
Debbie Jo Severin	--	$--	41,656	$241,503

(1) The value realized has been calculated by multiplying the number of shares acquired upon exercise by the difference between the exercise price and the closing market price of our common stock on the date of exercise.

(2) The value reported is the closing market price of a share of our common stock on the Nasdaq GSM or Nasdaq Capital Market on the date of vesting multiplied by the number of shares that vested on that date.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

In 1995, the Board adopted a resolution providing that, in the event we have a change-in-control, all stock options held by our officers under any of our stock option plans will vest immediately without regard to the terms of the option with respect to stock options granted prior to June 22, 2012. In 2010, the Board adopted an additional resolution providing that, in the event we have a change-in-control, all stock awards held by our officers under any of our then existing stock-based compensation plans will vest immediately without regard to the term of the stock awards with respect to stock awards granted prior to June 22, 2012. In addition, in such an event, each officer would be eligible to receive one year of severance pay and continuing medical, dental and vision benefits for life at such time following the change-in-control as the officer voluntarily or involuntarily terminates employment, provided that such medical, dental and vision benefits will cease should such officer accept employment with a competitor of ours. Pursuant to the 1995 Board resolution, a change-in-control of the Company is defined as an individual or corporate entity and any related parties cumulatively acquiring stock greater than or equal to 35% of our fully diluted common stock. Our Board rescinded the 1995 and 2010 change-in-control resolutions on August 21, 2012, thus generally eliminating all such change-in-control payments. However, the NEO stock options granted August 21, 2012 include a provision that accelerates vesting upon change-in-control. In addition, the stock awards and stock options granted to Mr. Niederman in February 2011 and January 2012 include provisions that accelerate vesting upon a change-in-control pursuant to his employment agreement with us.

The following table quantifies potential payments to our NEOs upon termination of employment after a change-in-control of the Company assuming the triggering event took place on March 31, 2013, the last business day of our last completed fiscal year.

Name	Cash Severance Payment	Bonus Payment	Value of Accelerated Stock Awards (1)	Acceleration of Stock Options Unvested (2)	Continuation of Medical / Dental and Vision Benefits	Total Payout
Bryan R. Martin						
Change-in-Control	--	--	--	--	--	--
Termination or resignation following a Change-in-Control	--	--	$232,941	$167,418	--	$400,359
Dan Weirich						
Change-in-Control	--	--	--	--	--	--
Termination or resignation following a Change-in-Control	--	--	$232,941	$104,638	--	$337,579
Huw Rees						
Change-in-Control	--	--	--	--	--	--
Termination or resignation following a Change-in-Control	--	--	$223,433	$54,411	--	$277,844
Debbie Jo Severin						
Change-in-Control	--	--	--	--	--	--
Termination or resignation following a Change-in-Control	--	--	$213,926	$24,500	--	$238,426
Kim Niederman						
Change-in-Control	--	--	--	--	-	--
Termination or resignation following a Change-in-Control	--	--	$513,750	$1,053,748	--	$1,567,498

(1) Represents the value of unvested stock awards held by each NEO on March 31, 2013, the vesting of which would be accelerated by the applicable triggering event, based upon the closing market price of $6.85 per share of our common stock on the Nasdaq GSM on March 28, 2013.

(2) The value represented in this column is the number of shares of our common stock subject to stock options for which vesting would be accelerated by the applicable triggering event multiplied by the amount in-the-money (market price less the exercise price) of the stock options as of March 28, 2013.

Employment and Indemnification Arrangements

In addition to the change-in-control arrangements summarized above, we have entered into employment offer letters with Ms. Severin and Mr. Niederman. The offer letters specify the initial base salary amount, bonus arrangement, if any, both of which are subject to adjustment over time, and initial stock option and stock award grant. None of the letters indicate a specific term of employment, and each officer's employment may be terminated by either party at any time.

We have entered into indemnification agreements with each of our current and former directors and the members of our executive management team, including our NEOs, in addition to the indemnification provided for in our certificate of incorporation and bylaws and the 2012 and 2006 Stock Plans. Such indemnification agreements require us to indemnify the directors and executive officers to the fullest extent permitted by Delaware law. These agreements, among other things, provide for indemnification of our directors and executive officers for any expenses, including attorneys' fees, judgments, fines, penalties and settlement amounts reasonably incurred by any such person in connection with any threatened, pending or completed action, suit or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or executive officer.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information concerning shares of our common stock that may be issued upon the exercise of stock options and other rights under all of our existing equity compensation plans as of March 31, 2013, including the 2012 Equity Incentive Plan, 2006 Stock Plan, the 2003 Contactual Plan, the 1999 Nonstatuatory Stock Option Plan, the 1996 Stock Option Plan, the 1996 Director Option Plan, and the Purchase Plan.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options and Rights	Weighted-Average Exercise Price of Outstanding Options Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the 1st Column of This Table)
Equity Compensation plans approved by security holders	6,975,119	$2.16	3,373,958 (1)
Equity Compensation plans not approved by security holders	--	$--	--
Total	6,975,119	$2.16	3,373,958

(1) The number of securities remaining for issuance consists of 3,161,000 shares issuable under the 2012 Equity Incentive Plan, 14,261 shares issuable under the 2006 Stock Plan and 198,697 under the Purchase Plan. All other option plans have expired or been terminated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 12, 2013 by:

- each person (or group of affiliated persons) who is known by us to own beneficially 5% or more of our common stock;
- each of our directors and nominees for election as directors;
- each of the Named Executive Officers; and
- all directors and officers as a group.

Ownership information is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. The number of shares of common stock beneficially owned by each person is determined under rules promulgated by the SEC. Under such rules, beneficial ownership includes any shares as to which the person has sole or shared voting power or investment power, and also includes any shares that the person has the right to acquire within 60 days of the date as of which the beneficial ownership determination is made. Applicable percentages are based upon 72,744,960 voting shares issued and outstanding as of June 12, 2013, and treating any shares that the holder has the right to acquire within sixty days as outstanding for purposes of computing their percent ownership. Unless otherwise noted, the address of the beneficial owner is c/o 8x8, Inc. 2125 O'Nel Drive, San Jose, CA 95131.

Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them, subject to community property laws where applicable.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Named Executive Officers & Directors(1):		
Guy L. Hecker, Jr.	1,015,185	1.4%
Mansour Salame...	976,141	1.3%
Bryan R. Martin...	877,883	1.2%
Dan Weirich	860,845	1.2%
Huw Rees	503,105	*
Kim Niederman…………………………………...	384,628	*
Debbie Jo Severin……………………………………	135,877	*
Vikram Verma………………………………………	28,125	*
Eric Salzman………………………………………	26,562	*
All officers and directors as a group.................................	4,808,351	6.4%
(9 persons)		
5% Stockholders:		
BlackRock, Inc. (2)	3,929,857	5.4%
Archon Capital Management LLC(3)……………………..	3,726,898	5.1%

*   Less than 1%

(1) Includes the following number of shares of options that were exercisable: Mr. Martin, 546,000; Mr. Weirich, 754,000; Mr. Niederman, 282,000; Mr. Rees, 415,000; Ms. Severin, 6,000; Major General Hecker, 525,000; Mr. Salame, 30,000; Mr. Verma, 28,000; Mr. Salzman, 27,000; and all directors and officers as a group, 2,611,000.

(2) This information is based solely on Schedule 13G filed with the SEC by BlackRock, Inc. on January 30, 2013 reporting share ownership as of December 31, 2012. Blackrock Inc. has sole dispositive and voting power of all of the shares beneficially owned. This principal business address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(3) This information is based solely on Schedule 13G/A filed with the SEC by Archon Capital Management LLC on February 14, 2013 reporting share ownership as of December 31, 2012. Archon Capital Management LLC and Constantinos Christofilis share the dispositive and voting power of all of the shares beneficially owned. The principal business address of Archon Capital Management LLC and Constantinos Christofilis is 1301 Fifth Avenue, Suite 3008, Seattle, Washington 98101.

STOCKHOLDER PROPOSALS FOR 2014 ANNUAL MEETING

To be considered for inclusion in our proxy statement relating to the 2014 Annual Meeting of Stockholders, stockholder proposals pursuant to Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934 must be received a reasonable time before the date we make available our proxy materials for the 2014 Annual Meeting of Stockholders, but in no event later than March 10, 2014.

For any other business to be properly submitted by a stockholder for the 2014 Annual Meeting of Stockholders, including nominations for election to the Board, the stockholder must give us timely notice in writing. To be considered timely for the 2014 Annual Meeting of Stockholders, such stockholder's notice must be delivered to or mailed and received by the Secretary of the Company not less than 90 days prior to the meeting; provided, however, that in the event that less than 100 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. All stockholder proposals should be addressed to the attention of our Secretary at our principal office and contain the information required by our bylaws and applicable SEC rules.

OTHER MATTERS

Our Board knows of no other matters to be presented for stockholder action at the 2013 Annual Meeting. However, if other matters do properly come before the 2013 Annual Meeting or any adjournments or postponements thereof, our Board intends that the persons named in the proxies will vote upon such matters in accordance with the best judgment of the proxy holders.

BY ORDER OF THE BOARD



San Jose, CA   Bryan R. Martin
July 1, 2013   Chairman and Chief Executive Officer



 **8x8, Inc.**

IMPORTANT ANNUAL MEETING INFORMATION



Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

☒

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A **Proposals** — The Board of Directors recommends a vote <u>FOR</u> all the nominees listed and <u>FOR</u> Proposal 2.

1. Election of Directors:

	For	Withhold		For	Withhold		For	Withhold
01 - GUY L. HECKER, JR.	☐	☐	02 - BRYAN R. MARTIN	☐	☐	03 - MANSOUR SALAME	☐	☐
04 - ERIC SALZMAN	☐	☐	05 - VIKRAM VERMA	☐	☐			



	For	Against	Abstain
2. PROPOSAL TO RATIFY THE APPOINTMENT OF MOSS ADAMS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2014.	☐	☐	☐

B **Authorized Signatures** — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name appears on your stock certificate. If the stock is registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians, attorneys and corporate officers should insert their titles.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		



1 U P X 1 6 7 4 3 9 2



01OHFA



▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

8x8, Inc.

Proxy — 8X8, INC.

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS TO BE HELD JULY 25, 2013

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned stockholder of 8x8, Inc., a Delaware corporation (the "Company"), hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and Proxy Statement, and hereby appoints Bryan R. Martin and Dan Weirich, and each of them, proxies and attorneys-in-fact, with full power to each of substitution, on behalf of the undersigned, to represent the undersigned at the 2013 Annual Meeting of Stockholders of 8x8, Inc. to be held at the offices of the Company at 2125 O'Nel Drive, San Jose, California 95131 on Thursday, July 25, 2013 at 10:00 a.m., PDT time, and at any adjournment or adjournments thereof, and to vote all shares of the Company's voting securities that the undersigned would be entitled to vote if then and there personally present, on all matters set forth on the reverse side hereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE HEREIN. IF NO SPECIFICATION IS INDICATED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH OF THE PERSONS AND THE PROPOSALS ON THE REVERSE SIDE HEREOF AND FOR SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING AS THE PROXYHOLDERS DEEM ADVISABLE.

Please mark, sign, date and return the proxy card promptly using the enclosed envelope.